CONSENT OF ALAN B. TAYLOR

Reference is made to the technical report entitled “Technical Report” dated December 29, 2011, which the undersigned has prepared for Canadian Zinc Corporation (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Canadian Zinc Corporation, and the documents incorporated therein by reference, which is being filed with the United States Securities and Exchange Commission, in connection with the filing of the annual report on Form 40-F for the fiscal year ended December 31, 2011 of Canadian Zinc Corporation.

Dated this 16th day of March, 2012.

/s/ Alan B. Taylor

Name: Alan B. Taylor, P. Geo